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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November, 2003

Commission File Number  28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc. (Registrant)
By:\s\ Roland M. Larsen (Signature)*
President & CEO

Date   November 14, 2003

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106	TSX.V:RSM
Listed: Standard & Poors	OTCBB:RYSMF

DRILLING PROGRAM TO FOCUS ON SOUTHERN AND NORTHERN EXTENSIONS OF THE PINON DEPOSIT, ELKO COUNTY, NEVADA

for immediate release

SPARKS, NEVADA, November 13, 2003, Royal Standard Minerals Inc., TSX.V-RSM and OTC:BB-RYSMF -The next drill program will test the potential to increase the size of the deposit in an area south of the known deposit, an area between the Main Zone and the Pinon south gold mineralized collapse breccia structure that occurs on a northwest trending fault approximately 1,000 feet south of the Pinon Main Zone deposit. The Pinon south breccia has been partially drill tested indicating the presence of gold mineralization to include 30’ of 0.11 opt, 100’ of 0.078 opt and 10’ of 0.3 opt gold.

The Company will attempt to locate the position of a proposed north-south trending "feeder" fault that could connect the collapse south breccia zone with a drill hole TCX-25 that returned 70’ of 0.07 and 10’ of 0.3 opt gold located about 600 feet north of the Pinon south collapse breccia. Drill hole TCX-18 is located approximately 400 feet north of drill hole TCX-25 within the main zone deposit that returned 85 feet of 0.14 opt gold that drill tested a gold mineralized outcrop. It is believed that this higher-grade gold-silver mineralization is located on or close to a north-south structure in this area with flanking gold-silver mineralization occurring within permissive stratigraphy along this structure. These structures represent very important targets in the search for near surface as well as significant deeper gold-silver deposits that occur closely associated to such structures within Newmont Mining’s nearby Rain gold mining district.

Additionally, this program will also test the boundaries of the North Pod (open pit, oxide) zone for resource expansion and include testing to connect the nearby North Pod resource to the Main Zone.

The Canadian Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information Please call Roland Larsen @ (804) 580-8107 or FAX @ (804) 580-4132 Visit our website at Royal-Standard.com